FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of DryShips, Inc. dated December 12, 2007.

Exhibit 1

December 12, 2007

TO THE SHAREHOLDERS OF

DRYSHIPS INC.

Enclosed is a Notice of a Special Meeting of Shareholders (the “Meeting”) of DryShips Inc. (the “Company”) which will be held at Omega Building, 80 Kifissias Avenue, GR 151 25, Amaroussion, Athens, Greece on January 16, 2008 at 3:00 p.m., and related materials.

At the Meeting, shareholders of the Company will consider and vote upon proposal:

1.

To amend the Company’s Articles of Incorporation to increase the number of authorized shares of common stock to 1,000,000,000 (one billion) shares, par value $0.01 per share and to increase the number of authorized shares of preferred stock to 500,000,000 (five hundred million) shares, par value $0.01 per share (the “Proposal”); and

2.

To transact such other business as may properly come before the meeting or any adjournment thereof.

Adoption of the Proposal requires the affirmative vote of a majority of the shares of stock represented at the Meeting.

Subject to the approval of the amendment by the Company’s shareholders increasing the Company’s authorized capital stock, the board of directors has declared a 3:1 stock split, in the form of a share dividend equal to two shares of common stock per share of the Company’s outstanding common stock.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF THE PROPOSAL PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

George Economou
Chief Executive Officer

DRYSHIPS INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 16, 2008

NOTICE IS HEREBY given that a Special Meeting of Shareholders of DryShips Inc. (the “Company”) will be held on January 16, 2008, at Omega Building, 80 Kifissias Avenue, GR 151 25 Amaroussion, Athens, Greece at 3:00 p.m., for the following purpose, of which item 1 is more completely set forth in the accompanying Proxy Statement:

1.

To amend the Company’s Articles of Incorporation to increase the number of authorized shares of common stock to 1,000,000,000 (one billion) shares, par value $0.01 per share and to increase the number of authorized shares of preferred stock to 500,000,000 (five hundred million) shares, par value $0.01 per share (the “Proposal”); and

2.

To transact such other business as may properly come before the meeting or any adjournment thereof.

The board of directors has fixed the close of business on December 10, 2007 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Special Meeting or any adjournment thereof.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF THE PROPOSAL PRESENTED IN THE PROXY STATEMENT.

If you attend the special meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Secretary

Olga Lambrianidou

December 12, 2007

Majuro, Marshall Islands

______________________

PROXY STATEMENT

FOR

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 16, 2008

________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of DryShips Inc., a Marshall Islands corporation (the “Company”), for use at a Special Meeting of Shareholders to be held on January 16, 2008 at Omega Building, 80 Kifissias Avenue, GR 151 25 Amaroussion, Athens, Greece at 3:00 p.m., or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Special Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about December 12, 2007.

VOTING RIGHTS AND OUTSTANDING SHARES

On December 10, 2007 (the “Record Date”), the Company had outstanding 36,681,097 shares of common stock, par value $0.01 per share (the “Common Shares”).  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least a majority of the shares issued and outstanding shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Special Meeting of Shareholders.

The Common Shares are quoted on The Nasdaq Global Market under the symbol “DRYS.”

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company’s registered office, Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

THE PROPOSAL

AMENDMENT

TO

ARTICLES OF INCORPORATION

The board of directors is submitting for approval at the Meeting an amendment to the Company’s Articles of Incorporation to increase the number of authorized shares of common stock to one billion shares, par value $0.01 per share and to increase the number of authorized shares of preferred stock to five hundred million shares, par value $0.01 per share.  The Company believes it will benefit from having the flexibility to issue additional equity securities without having to obtain further shareholder approval.  In addition, the increase in the number of authorized common shares will enable the Company to effect the 3:1 stock split in the form of a share dividend equal to two shares of common stock per share of the Company’s outstanding common stock, which has been approved by the board of directors, subject to the approval of this amendment by our shareholders.

The board of directors has approved an amendment to the Company’s Articles of Incorporation to replace Section D thereof and replace it in its entirety with the following:

“(a) The aggregate number of shares of common stock that the Corporation is authorized to issue is One Billion (1,000,000,000) registered shares with a par value of one cent (US$0.01).”

“(b) The Corporation is authorized, without further vote or action by the shareholders, to issue Five Hundred Million (500,000,000) registered preferred shares with a par value of one cent (US$0.01) per share.  The Board of Directors shall have the authority to establish such series of preferred shares and with such designations, preferences and relative, participating, optional or special rights and qualifications limitation or restrictions as shall be stated in the resolutions providing for the issue of such preferred shares.”

Required Vote.  Approval of the proposal will require the affirmative vote of a majority of the shares of stock represented at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDENT TO THE ARTICLES OF INCORPORATION.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether the Proposal has been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

Olga Lambrianidou

Secretary

December 12, 2007

Majuro, Marshall Islands

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

---------------------------------

(Registrant)

Dated: December 12, 2007

By: /s/ George Economou

----------------------------------

George Economou

Chief Executive Officer

Endnotes